

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2023

David YL Leung
Chief Executive Officer
Euro Tech Holdings Company Limited
Unit D, 18/F
Gee Chang Hong Centre
65 Wong Chuk Hang Road
Hong Kong

> **Re: Euro Tech Holdings Company Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed May 16, 2022**
> **File No. 000-22113**

Dear David YL Leung:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services